May 4, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited Registration Statement on Form 20-F Filed March 29, 2022 CIK No. 0001898601

To Whom It May Concern:

On behalf of IperionX Limited (the “Company”), this letter responds to your letter, dated April 12, 2022 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 20-F, filed on March 29, 2022.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently filing its amended registration statement on Form 20-F (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

Form 20-F Filed March 29, 2022

Presentation of Financial Information, page 6

1.
We note that you refer to the accounting target in your reverse acquisition as Tao Commodities Limited under this heading although you have not provided this distinction within your index of financial statements on page F-1, or in labeling the financial statements on pages F-34 through F-61. We also note that you have not identified Hyperion Metals (Australia) Pty Ltd (“HMAPL”), the accounting acquirer in your reverse acquisition, within your index of financial statements, or in labeling the financial statements on pages F-3 through F-32, and pages F-62 through F-69. Please revise your filing as necessary to distinguish financial statements of the accounting target from those of the accounting acquirer, including the index, all pages from F-2 through F-69, and associated narratives. Please also revise your reference to “the acquisition of the Titan Project on December 1, 2020,” in the first paragraph on page 3, to clarify whether this is intended to be synonymous with HMAPL.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 4, 2022

Pages 3, 7, 25, 48 and 49 of the Form 20-F have been revised in response to the Staff’s comment. The financial statements, including the index, have also been revised in response to the Staff’s comment to distinguish financial statements of the accounting acquiree from those of the accounting acquirer. In addition, we have regrouped the financial statements so that the audited and unaudited financial statements of the accounting acquirer are presented first, followed by the audited financial statements of the accounting acquiree.

2.
We note that you have numerous labels and references to financial periods without specifying the corresponding dates. Please revise all tabular details and associated narratives throughout the filing as necessary to specify the inception or cut-off dates for any periods for which activity is being presented or discussed, where these correspond to partial fiscal periods, or to provide clarification if the activity corresponds to a complete fiscal year or complete fiscal interim period by specifying the year, number of months, or fiscal quarter covered by the report. Please obtain and file updated audit opinions from your auditor that clearly identify the particular periods that are covered by the opinions on pages F-2 and F-33.

The financial statements have been revised in response to this comment to clarify the applicable financial periods throughout the Form 20-F. We have also obtained and filed updated audit opinions from our auditor that clearly identify the particular periods that are covered by the opinions on pages F-2 and F-45.

D. Property, Plant and Equipment, page 38

3.
We note that you reference incremental disclosures provided on pages 38 and 39 in your response to prior comment 9. However, we do not see details of future exploration plans or the related costs under either the Property, Plant and Equipment section referenced in your reply, or under Exploration and Development Plans on pages 30 and 31, although you do indicate that you have plans to complete further drilling in order to expand and increase confidence in the Titan Project deposit, and to complete scoping, pre-feasibility, hydrology and geotechnical studies within the next twelve months.

Please expand these disclosures to provide greater specificity of your plans and the expected costs, including the extent of drilling and sampling that will be conducted, whether the scoping and pre-feasibility studies will adhere to the definitions and guidelines in Subpart 1300 of Regulation S-K, and other details that would characterize or convey the scale or adequacy of the studies to be performed during the next twelve months, relative to the Titan Project development milestones and timelines mentioned elsewhere in your filing, to comply with Item 1304(b) of Regulation S-K.

If you do not have detailed plans for any component of the exploration and development plans referenced above, please include a statement to this effect in your disclosure.

Pages 32 and 43 of the Form 20-F have been revised in response to the Staff’s comment.

4.
We note that you have removed details of your Titan Project exploration activities in response to prior comment 10. However, you previously characterized the property as “one of the largest critical mineral deposits in the U.S.,” and you currently disclose that you have completed exploration drilling programs comprising more than 10,000 meters, which we understand includes 107 sonic core drill holes amounting to 4,101 meters that are associated with your report of mineral resources under the JORC Code.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 4, 2022

We also note disclosures elsewhere in the filing indicating that executive compensation and certain equity instruments are economically correlated with Titan Project development milestones and timelines. Given the foregoing, we continue to believe that you will need to provide additional disclosures about your exploration results to comply with Item 1304(g)(2), (4) and (6)(i) of Regulation S-K, while adhering to Item 1302 (a)(1) of Regulation S-K. Please revise accordingly.

Pages 8, 31, 32, 40, 41, 42 and 43 of the Form 20-F have been revised in response to the Staff’s comment.

Additional Information

Share Capital

Overview, page 64

5.
Please modify your disclosures in this section to address both ordinary shares and performance shares under appropriate sub-headings. Your disclosure about performance shares should specify the number of Class A and Class B performance shares issued, as requested in prior comment 12, and indicate how the Pre-Feasibility Study Milestone criteria and the First Production Milestone criteria will be applied in determining whether the shares are converted into ordinary shares on a 1:1 basis or some other basis.

For example, commentary about performance shares in the eighth and ninth bullet points on page 65 may be repositioned to a Performance Share sub-heading under Overview, and expanded to clarify how the conversion terms function if milestone criteria are not achieved. Given your response to prior comment 13, indicating that conversion terms in the event that performance criteria are not achieved depend on the number of holders, please disclose the number of holders of each class and the number of ordinary shares into which the Class A and Class B shares will convert for any shares that do not convert on a 1:1 basis, in the event that neither performance criterion is met, or if only one performance criterion is met.

Please also clarify whether holders of the Class A performance shares are also the holders of the Class B performance shares.

Pages 68 and 69 of the Form 20-F has been revised in response to the Staff’s comment.

Financial Statements

Annual Consolidated Financial Statements of IperionX Limited (formerly Hyperion Metals (Australia) Pty. Ltd.)

Note 10 - Contributed Equity, page F-17

6.
We note that you have modified the equity movements tabulation in response to prior comment 13 to eliminate the reversing entry for previously issued shares while adjusting the number of shares issued to effect the exchange, also to show the Class A and Class B performance shares in separate columns, and to identify shares issued to facilitators apart from the recognition of legal acquirer shares. Please address the following additional points.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 4, 2022

•
Based on your description of the exchange it appears that you would need to adjust the first two lines of your tabulation, beyond the opening zero balances, to reflect the application of paragraph B22(d) of IFRS 3, and to remove the third line depicting the issuance of shares to complete the transaction. For example, if the ordinary and performance shares were issued to the same recipients of the initial issuances on a pro rata basis, it appears that you would multiply the ordinary share activity by 265 (26,500,000 divided by 100,000), which would convert the 1 to 265 and the 99,999 to 26,499,735, and that you would report performance shares of 180 in each of the A and B columns (18,000,000 divided by 100,000) for the first line, and 17,999,820 in each of the A and B columns on the second line, to comply with this guidance. Please clarify if there are reasons you have not applied this guidance as prescribed or if any of these shares were issued to other parties.

•
Modify the tabulation of interim equity movements on page F-67 to present the Class A and Class B performance shares in separate columns, as you have done with the corresponding disclosure on page F-17, and to report equity movements for the corresponding period of the preceding fiscal year, to comply with paragraph 5(ea) of IAS 34 and paragraph 38A of IAS 1.

•
Modify the equity statements on pages F-5 and F-64 to separately identify the entry corresponding to the shares that were issued to facilitators, and expand your disclosure under this heading to explain how you accounted for the shares, including your valuation approach and rationale, and to identify the recipients and to describe the services that were provided which facilitated the reverse acquisition.

Pages F-5, F-18,  F-24,  F-38 and F-42 have been revised in response to the Staff’s comment.

7.
We note that you have modified the disclosure in the first paragraph on page F-19 in response to prior comment 13 to indicate that each holder of performance shares not converted into ordinary shares on a 1:1 basis pursuant to either the Pre-Feasibility Study Milestone criteria applicable to the Class A performance shares, or the First Production Milestone criteria applicable to the Class B performance shares, would receive a single ordinary share in exchange for all performance shares held at the applicable expiry date. Please expand this disclosure to specify the number of ordinary shares into which the Class A and Class B shares will convert if neither performance criterion is met and if only one performance criterion is met.

Page F-20 of the Form 20-F has been revised in response to the Staff’s comment.

Note 14 - Reverse Acquisition Accounting, page F-22

8.
We note that you describe in footnote (1) to the tabulation on page F-23 various considerations made in computing the value of equity utilized in your computation of the cost of listing. However, it is unclear how the value of equity interests deemed to have been issued by HMAPL were “adjusted by the fair value of share-based contingent consideration deemed to have been issued to the existing equity holders of the Company and the fair value of share-based contingent consideration issued to the equity holders of HMAPL,” as indicated. You also state that US$6,433,752 “has been allocated to issued share capital (i.e. ordinary shares and performance shares).”

Please quantify the individual components and adjustments made in a separate tabulation, including any shares issued to the facilitators identified in your response to prior comment 13, if applicable, and explain why contingent consideration issued to the stockholders of each entity is appropriately reflected in the computation and consistent with the guidance in paragraph B20 of IFRS 3, if this is your view.

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 4, 2022

Page F-26 of the Form 20-F has been revised in response to the Staff’s comment. We believe that the value of equity utilized in our computation of the cost of listing is appropriate and consistent with the guidance in paragraph B20 of IFRS 3. The deemed equity consideration in respect of the reverse acquisition represents a share-based payment in accordance with IFRS 2, and, pursuant to IFRS 2, at the date of the share-based payment representing the cost of listing, the accounting acquirer needs to include in its estimate of the grant date fair value of the share-based payment, an increase of that value as a result of any contingent equity awards deemed to have been issued by the accounting acquirer to the previous equity holders of the accounting target, and, conversely, a reduction of that value as a result of any contingent equity awards (i.e. additional potential shares) issued by the accounting target to the previous equity holders of the accounting acquirer.

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Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
May 4, 2022

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Anastasios Arima

Anastasios Arima
Chief Executive Officer and Managing Director